

VIA FACSIMILE AND U.S. MAIL

June 3, 2010

Ms. Debra P. Roe
Chief Financial Officer
The Monarch Cement Company
P.O. Box 1000
Humboldt, Kansas 66748

> **RE: The Monarch Cement Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 16, 2010**
> **File No. 0-2757**

Dear Ms. Roe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief